UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Syros Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87184Q107

(CUSIP Number)

Tyme Technologies, Inc.

1 Pluckemin Way, Suite 103

Bedminster NJ 07921

(212) 461-2315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33938T104

1	NAMES OF REPORTING PERSONS Tyme Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 17,460,552 (1)(2)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 17,460,552 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,460,552 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 5 of this Schedule 13D.
(2)

Beneficial ownership of the 17,460,552 shares of Common Stock referenced above is being reported hereunder solely because Tyme Technologies, Inc. may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Support Agreements (as defined below) with certain stockholders of Syros Pharmaceuticals, Inc. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Tyme Technologies, Inc. that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Syros Pharmaceuticals, Inc. (“Syros”), a Delaware corporation. The principal executive offices of Syros are located at 35 CambridgePark Drive, Cambridge, Massachusetts 02140.

Item 2. Identity and Background.

The name of the person filing this statement is Tyme Technologies, Inc. (“Tyme” or the “Reporting Person”), a Delaware corporation. Tyme is an emerging biotechnology company developing cancer-metabolism based therapeutics. The principal business address and principal office address of Tyme is 1 Pluckemin Way, Suite 103, Bedminster NJ 07921.

As of July 13, 2022, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Tyme are set forth on Schedule I hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 4, the shares of Common Stock beneficially owned by the Supporting Stockholders pursuant to which the Reporting Person may be deemed to have beneficial ownership of have not been purchased by the Reporting Person, and thus no funds were used for such purpose, and the Reporting Person has not paid any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Merger Agreement

On July 3, 2022, Tyme entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Syros and Tack Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Syros (“Merger Sub”), pursuant to which Merger Sub will merge with and into Tyme (the “Merger”), with Tyme continuing as the surviving entity and a wholly owned subsidiary of Syros.

At the effective time of the Merger (the “Effective Time”), each share of common stock of Tyme, par value $0.0001 per share (the “Tyme Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of fully paid and non-assessable shares of common stock of Syros, par value $0.001 per share (the “Syros Common Stock”) (such consideration collectively, the “Merger Consideration”) equal to the Exchange Ratio. The “Exchange Ratio” will be the quotient (rounded down to four decimal places) obtained by dividing (x) the Tyme Per Share Value by (y) $0.94 (the “Syros Per Share Price”). The “Tyme Per Share Value” will be determined by dividing (x) the sum of Tyme Net Cash plus $7.5 million by (y) the total number of outstanding shares of Tyme Common Stock as of the Closing. “Tyme Net Cash” will be determined in accordance with the definitions and procedures in the Merger Agreement shortly prior to closing of the Merger, and represents an estimate of the cash and cash equivalent of Tyme and its subsidiaries as of the Closing, net of substantially all of Tyme’s liabilities and expenses. As such, the Exchange Ratio is not yet knowable. Based on current estimates and expectations, the Exchange Ratio is estimated to be approximately 0.43. However, the final Exchange Ratio will depend on Tyme Net Cash and the number of shares of Tyme Common Stock outstanding at Closing and could be materially different.

At the Effective Time, each option to purchase Tyme Common Stock held by an individual who continues in the service of the Surviving Corporation at or after the Closing that is outstanding and unexercised, whether vested or unvested, immediately prior the Effective Time (each, an “Assumed Tyme Option”) will be assumed by Syros and converted automatically into an option to purchase shares of Syros Common Stock on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Tyme Option immediately prior to the Effective Time (with the number of options and exercise price being adjusted based on the Exchange Ratio). Each outstanding Tyme Option that is not assumed will be terminated and shall cease to exist at the Effective Time. Each warrant exercisable for Tyme Common Stock outstanding as of immediately prior to the Effective Time, other than the warrants issued by Tyme on May 20, 2020 (each, a “Tyme Warrant”), shall cease to represent a Tyme Warrant and shall be assumed by Syros and converted automatically into a warrant denominated in shares of Syros Common Stock from Syros on the same terms and conditions (including vesting terms) as applied to such Syros Warrant immediately prior to the Effective Time (with the number of warrants and exercise price being adjusted based on the Exchange Ratio). Immediately prior to the Effective Time, the warrants issued by Tyme on May 20, 2020 will be repurchased at their Black-Scholes valuation pursuant to their terms.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

Voting and Support Agreements

In connection with the execution of the Merger Agreement, Tyme and Syros entered into Support Agreements, dated July 3, 2022 (the “Support Agreements”) with (i) BCIP Life Sciences Associates, LP, (ii) Ally Bridge Medalpha Master Fund L.P., (iii) Bain Capital Life Sciences Fund II, L.P., (iv) Mark J. Alles, (v) Deborah Dunsire, (vi) S. Gail Eckhardt (vii) Marsha H. Fanucci, (viii) Jason Haas, (ix) Invus Public Equities, L.P., (x) Amir Nashat, (xi) Eric Olson, (xii) David Roth, (xiii) Phillip A. Sharp, (xiv) Nancy Simonian, (xv) Kristin Stephens, (xvi) Peter Wirth, (xvii) Richard Young, and (xviii) Conley Chee, in their capacities as stockholders of Syros (the “Supporting Stockholders”). The Supporting Stockholders collectively hold 17,460,552 shares of Syros Common Stock, or approximately 28% of the outstanding Syros Common Stock. Pursuant to the Support Agreements, each Supporting Stockholder has agreed to, among other things, vote all of their shares in Syros that they own as of the record date for the Syros stockholder meeting (i) in favor of the adoption of the proposals required for the Merger, (ii) against any competing acquisition proposal, and (iii) against any proposal, action or agreement that would reasonably be expected to impede, interfere with, delay or postpone, prevent or otherwise impair the Merger or the other transactions contemplated by the Merger Agreement.

In the event that any Supporting Stockholder fails to vote their shares in accordance with the foregoing, each Supporting Stockholder shall be deemed to have irrevocably granted to, and appointed, Tyme, and any individual designated in writing by Tyme, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares at any meeting of the Syros stockholders called with respect to any of the matters specified in, and in accordance and consistent with the Support Agreement.

The number of shares of Common Stock that Tyme may be deemed to beneficially own as a result of the Support Agreements as of the date of those agreements is 17,460,552.

The foregoing descriptions of the Support Agreements does not purport to be complete and are qualified in its entirety by reference to the full text of the Support Agreements, the form of which is attached as Exhibit 2 hereto and incorporated herein by reference.

Other Agreements

Concurrently with execution of the Merger Agreement, Syros entered into a definitive agreement with various investors providing for a private placement of approximately $130 million of shares of Syros Common Stock at the Syros Per Share Price (the “Syros Financing”). The obligation of the investors to complete the Syros Financing is conditioned upon the satisfaction of all conditions to close the Merger.

Certain executive officers and directors of Syros and Tyme have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of Syros’ common stock for the 90-day period following the closing of the Merger. In addition, each of Syros and Tyme is obligated under the Merger Agreement to use commercially reasonable efforts prior to the closing of the Merger to obtain a Lock-Up Agreement from any person who will serve as a director or officer of Syros following completion of the Merger.

General

Except as described in this Schedule 13D and in connection with the transactions contemplated by the Merger Agreement and the Support Agreements, neither Tyme nor, to the knowledge of Tyme, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D (although Tyme and each person listed on Schedule I hereto reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). The beneficial ownership percentages described in this Schedule 13D are based on 62,989,020 shares of Common Stock deemed to be outstanding as of June 30, 2022, as reported by Syros in the Merger Agreement.

Immediately prior to the execution of the Support Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of the entry into the Support Agreements on July 3, 2022, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 17,460,552 shares of Common Stock, representing the sum of the outstanding shares of Common Stock individually beneficially owned by the Supporting Stockholders as represented by the Supporting Stockholders in the Support Agreements, which represents in the aggregate approximately 28% of the shares of Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the 17,460,552 shares subject to the Support Agreements for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except with reference to the Merger Agreement and the Support Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Syros reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except for the agreements and transactions described in this Schedule 13D, to the knowledge of the Reporting Person, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger, dated July 3, 2022, by and among Syros Pharmaceuticals, Inc., Tack Acquisition Corp. and Tyme Technologies, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Syros Pharmaceuticals, Inc. on July 5, 2022).

2	Form of Syros Support Agreement (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Syros Pharmaceuticals, Inc. on July 5, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2022

Tyme Technologies, Inc.

By:	/s/ Richard Cunningham
Name: Richard Cunningham
Title: Chief Executive Officer

SCHEDULE I

Directors and Executive Officers of

Tyme Technologies, Inc.

The following table sets forth certain information with respect to the directors and executive officers of Tyme Technologies, Inc. The business address of each director and executive officer is c/o Tyme Technologies, Inc., 1 Pluckemin Way, Suite 103, Bedminster NJ 07921

Directors

Name	Present Principal Occupation or Employment	Citizenship

Douglas A. Michels	President and Chief Executive Officer of OraSure (retired)	United States

Christine D. Baker	Chief Operating Officer of Hookipa Pharma	United States

David Carberry	Chief Financial Officer of Excellis Health Solutions, LLC (retired)	United States

Donald W. DeGolyer	Former Chief Executive Officer of Vertice Pharma, LLC	United States

Steven Hoffman	Co-founder and former Chief Executive Officer and Chief Science Officer of Tyme	United States

Dr. Gerald H. Sokol	Chief of Radiation Oncology, University of South Florida’s Tampa General Hospital	United States

Timothy C. Tyson	Chairmanand Chief Executive Officer, TriRx Pharmaceutical Services LLC.	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Richard Cunningham	Chief Executive Officer of Tyme	United States

Frank L. Porfido	Chief Financial Officer of Tyme	United States

Jonathan Eckard	Chief Business Officer of Tyme	United States

James Biehl	Chief Legal Officer and Secretary of Tyme	United States

Barbara C. Galaini	Principal Accounting Officer and Corporate Controller of Tyme	United States